FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.	**0001243106**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 29, 2003, Series 2003-7	**333-106323**

____

Name of Person Filing the Document
(If Other than the Registrant)

03033846

RECEIVED OCT 01 2003 181 SECTION

PROCESSED
OCT 03 2003
THOMSON FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE
INVESTMENT II INC.

By: ______________________
Name: Baron Silverstein
Title: Vice President

Dated: ______________________

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Marketing Materials

$1,157,810,800 (Approximate)

Bear Stearns ARM Trust
Mortgage Pass-Through Certificates, Series 2003-7

Structured Asset Mortgage Investments, Inc.
Depositor

Wells Fargo Bank Minnesota, NA
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of September 1, 2003.

September 29, 2003

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

$1,157,810,800 (approx)
Bear Stearns ARM Trust
Mortgage Pass-Through Certificates, Series 2003-7
Hybrid ARM Mortgage Loans

Class	Certificate Size (1)	Expected Ratings (S&P/Mdy)	Credit Enhance. %age (2)	Interest Rate Type	Collateral Type	Index Type	Certificate Type
Offered Certificates							
I-A	$36,003,600	AAA/Aaa	3.25%	WAC (4)	3 Yr. Hybrid	CMT/LIBOR	Group 1 Senior PT
I-X	Notional (5)	AAA/Aaa	3.25%	Fixed (5)	3 Yr. Hybrid	CMT/LIBOR	Group 1 Senior IO
II-A	$127,843,400	AAA/Aaa	3.25%	WAC (6)	5 Yr. Hybrid	CMT/LIBOR	Group 2 Senior PT
III-A	$46,454,700	AAA/Aaa	3.25%	WAC (7)	7 Yr. Hybrid	CMT/LIBOR	Group 3 Senior PT
IV-A	$244,681,900	AAA/Aaa	3.25%	WAC (8)	10 Yr. Hybrid	CMT/LIBOR	Group 4 Senior PT
IV-AM	$44,895,700	AAA/Aaa	3.25%	WAC (8)	10 Yr. Hybrid	CMT/LIBOR	Group 4 Senior NAS
V-A	$54,818,000	AAA/Aaa	3.25%	WAC (9)	5 Yr. Hybrid	CMT/LIBOR	Group 5 Senior PT
V-X	Notional (10)	AAA/Aaa	3.25%	Fixed (10)	5 Yr. Hybrid	CMT/LIBOR	Group 5 Senior IO
VI-A	$281,148,900	AAA/Aaa	3.25%	WAC(11)	7 Yr. Hybrid	CMT/LIBOR	Group 6 Senior PT
VII-A	$48,923,900	AAA/Aaa	3.25%	WAC (12)	10 Yr. Hybrid	CMT/LIBOR	Group 7 Senior PT
VIII-A	$39,977,100	AAA/Aaa	3.25%	WAC (13)	10 Yr. Hybrid	CMT/LIBOR	Group 8 Senior PT
IX-A	$203,331,400	AAA/Aaa	3.25%	WAC (14)	10 Yr. Hybrid	LIBOR	Group 9 Senior PT
B-1	$15,157,700	AA/Aa2	1.95%	WAC (15)	Total Potfolio	CMT/LIBOR	Crossed Subordinate
B-2	$9,327,700	A/A2	1.15%	WAC (15)	Total Potfolio	CMT/LIBOR	Crossed Subordinate
B-3	$5,246,800	BBB/Baa2	0.70%	WAC (15)	Total Potfolio	CMT/LIBOR	Crossed Subordinate
Privately Offered Certificates							
B-4	$2,915,100	BB/NR	0.45%	WAC (15)	Total Potfolio	CMT/LIBOR	Crossed Subordinate
B-5	$2,331,900	B/NR	0.25%	WAC (15)	Total Potfolio	CMT/LIBOR	Crossed Subordinate
B-6	$2,915,388	NR	--	WAC (15)	Total Potfolio	CMT/LIBOR	Crossed Subordinate

(1) The Certificate Sizes are approximate and subject to a +/- 10% variance.

(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final pool as of the Cut-off Date and additional rating agency analysis.

(3) Weighted Average Life (WAL) and Payment Window are calculated based upon a pricing prepayment speed of 25% CPR and are shown to the Roll Date;

(4) Up to and including the distribution date in August 2006, the Class I-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group I Mortgage Loans minus 0.229%. After the distribution date in August 2006, the Pass-Through Rate with equal weighted average of the Net Rates of the Group I Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 3.820%.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

(5) Up to and including the distribution date in August 2006, the Class I-X Certificates will bear interest at a fixed rate equal to 0.229% based on a notional amount equal to the certificate principal balance of the Class I-A Certificates. After the distribution date in August 2006, the Class I-X will have a notional balance equal to zero and will not bear interest.

(6) The Class II-A Certificates will bear interest at a rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.635%.

(7) The Class III-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group III Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.938%.

(8) The Class IV-A and Class IV-AM Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group IV Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 5.000%.

(9) Up to and including the distribution date in July 2008, the Class V-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group V Mortgage Loans minus 0.037%. After the distribution date in July 2008, the Pass-Through Rate with equal weighted average of the Net Rates of the Group V Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 3.904%.

(10) Up to and including the distribution date in July 2008, the Class V-X Certificates will bear interest at a fixed rate equal to 0.037% based on a notional amount equal to the certificate principal balance of the Class V-A Certificates. After the distribution date in July 2008, the Class V-X will have a notional balance equal to zero and will not bear interest.

(11) The Class VI-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group VI Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.823%.

(12) The Class VII-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group VII Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.907%

(13) The Class VIII-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group VIII Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.831%.

(14) The Class IX-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group IX Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.871%.

(15) The Class B Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Pass-Through Rates of all Senior Certificates weighted in proportion to the results of subtracting from the aggregate principal balance of each Mortgage Loan Group, the Class Principal Balance of the related Classes of Senior Certificates. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.797%.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

Depositor/Seller:	Structured Assets Mortgage Investments II Inc. ("SAMI")
Master Servicer:	Wells Fargo Bank Minnesota, National Association
Trustee/Paying Agent:	JP Morgan Chase Bank
Originators/Underlying Servicers:	The Underlying Servicers for the Mortgage Loans are Countrywide Home Loans, Inc. (approx. 65%), Chevy Chase Bank, F.S.B. (approx. 13%), Cendant Mortgage Corporation (approx. 10%), GMAC Mortgage Corporation (approx. 2%), Wells Fargo Home Mortgage, Inc. (approx. 5%), Alliance Mortgage Company (approx. 4%), National City Mortgage Co. (less than 1%), and ABN AMRO (less than 1%). All of the Mortgage Loans were originated or acquired by their respective underlying servicer other than the loans serviced by Alliance which were originated by E-Loan, Inc.
Cut-off Date:	September 1, 2003
Closing Date:	September 30, 2003
Rating Agencies:	Standard & Poor's and Moody's Investors Service
Legal Structure:	REMIC
Optional Call:	10% cleanup call
Distribution Date:	25th of each month, or next business day, commencing October 27, 2003.
Remittance Type:	Scheduled/Scheduled
Form of Registration:	The investment grade Certificates will be issued in book-entry form through DTC.
Cross-Collateralization:	The Class B Certificates will be cross-collateralized subordinate certificates issued for the mortgage pool.
ERISA:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

SMMEA: The Senior and Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Advancing Obligation: Each Underlying Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable. The Master Servicer will be required to advance to the extent that an Underlying Servicer fails in its obligation.

Compensating Interest: Each Underlying Servicer is required to cover interest shortfalls as a result of full prepayments to the extent of their aggregate servicing compensation.

Collateral Description: As of September 1, 2003, the aggregate principal balance of the Mortgage Loans described herein is approximately $1.166 billion. The Mortgage Loans are conventional, adjustable rate One-Year LIBOR, One-Year CMT or Six-Month LIBOR indexed mortgage loans with initial rate adjustments occurring either three, five or seven years after the date of origination ("Hybrid ARMs"). The Mortgage Loans are secured by first liens on one- to four-family residential properties. Approximately 44% of the mortgage pool consists of mortgage loans which fully amortize over their original term (generally 30-years) and approximately 56% of the mortgage pool consists of mortgage loans which allow for payments of interest only for a term equal to the initial fixed period of the mortgage loan. After such interest only period, such mortgage loans will fully amortize over their remaining term. Each mortgage loan has been segregated into nine separate mortgage loan groups as described below:

MLG	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Initial Cap	Period Cap	Max Rate	Mos to Roll
1	3.19%	4.336%	4.049%	359	2.396%	2.110%	2.036%	2.000%	10.336%	35
2	11.33%	4.917%	4.635%	357	2.308%	2.027%	5.087%	2.000%	10.015%	57
3	4.12%	5.271%	4.938%	357	2.487%	2.155%	4.835%	1.860%	10.353%	81
4	25.67%	5.285%	5.000%	359	2.252%	1.967%	4.730%	1.881%	10.419%	119
5	4.86%	4.282%	3.941%	358	2.446%	2.105%	4.631%	1.987%	9.540%	58
6	24.92%	5.137%	4.823%	358	2.344%	2.031%	4.604%	1.933%	10.358%	82
7	4.34%	5.261%	4.907%	356	2.282%	1.928%	4.686%	1.501%	10.418%	117
8	3.54%	5.206%	4.831%	358	2.166%	1.791%	3.775%	1.679%	10.818%	118
9	18.02%	5.122%	4.871%	360	2.267%	2.016%	4.992%	1.994%	10.126%	120
Totals:	**100%**	**5.093%**	**4.797%**	**359**	**2.306%**	**2.009%**	**4.664%**	**1.912%**	**10.271%**	**96**

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

Below is a further summary of the collateral characteristics of the Mortgage Loans by each mortgage loan group and the total pool (information has been provided as of September 1, 2003):

MLG	Originator	Servicer	Principal Balance	% of Pool	% of Group	Loan Type	Index Type
I	Chevy	Chevy	$1,325,380	0.11%	3.56%	3/6 Hybrid ARM	6-Mo. LIBOR
I	Countrywide	Countrywide	$28,296,178	2.43%	76.04%	3/1 Hybrid ARM	1-Yr. LIBOR
I	E-Loan	Alliance	$1,045,698	0.09%	2.81%	3/1 Hybrid ARM	1-Yr. CMT
I	GMAC	GMAC	$6,545,789	0.56%	17.59%	3/1 Hybrid ARM	1-Yr. LIBOR
II	Countrywide*	Countrywide	$117,502,249	10.08%	88.92%	5/1 Hybrid ARM	1-Yr. LIBOR
II	E-Loan	Alliance	$11,548,950	0.99%	8.74%	5/6 Hybrid ARM	6-Mo. LIBOR
II	GMAC	GMAC	$1,631,484	0.14%	1.23%	5/1 Hybrid ARM	1-Yr. LIBOR
II	Cendant	Cendant	$1,455,230	0.12%	1.10%	5/1 Hybrid ARM	1-Yr. CMT
III	Cendant	Cendant	$6,933,448	0.59%	14.44%	7/1 Hybrid ARM	CMT/LIBOR
III	Chevy	Chevy	$3,956,354	0.34%	8.24%	7/6 Hybrid ARM	6-Mo. LIBOR
III	Countrywide*	Countrywide	$17,162,283	1.47%	35.74%	7/1 Hybrid ARM	CMT/LIBOR
III	GMAC	GMAC	$1,535,438	0.13%	3.20%	7/1 Hybrid ARM	1-Yr. LIBOR
III	Wells Fargo	Wells Fargo	$18,427,750	1.58%	38.38%	7/1 Hybrid ARM	1-Yr. CMT
IV	Cendant	Cendant	$36,086,665	3.09%	12.06%	10/1 Hybrid ARM	CMT/LIBOR
IV	Chevy	Chevy	$40,357,696	3.46%	13.48%	10/6 Hybrid ARM	6-Mo. LIBOR
IV	Countrywide*	Countrywide	$213,887,740	18.34%	71.46%	10/1 Hybrid ARM	CMT/LIBOR
IV	GMAC	GMAC	$3,555,940	0.30%	1.19%	10/1 Hybrid ARM	1-Yr. LIBOR
IV	Wells Fargo	Wells Fargo	$5,416,764	0.46%	1.81%	10/1 Hybrid ARM	1-Yr. CMT
V	Abn Amro	Abn Amro	$990,628	0.08%	1.75%	5/1 Hybrid ARM	1-Yr. CMT
V	Cendant	Cendant	$769,122	0.07%	1.36%	5/1 Hybrid ARM	CMT/LIBOR
V	Chevy	Chevy	$10,852,884	0.93%	19.15%	5/6 Hybrid ARM	6-Mo. LIBOR
V	Countrywide*	Countrywide	$16,444,063	1.41%	29.02%	5/1 Hybrid ARM	1-Yr. LIBOR
V	E-Loan	Alliance	$19,452,408	1.67%	34.33%	5/1 Hybrid ARM	1-Yr. CMT
V	E-Loan	Alliance	$4,367,517	0.37%	7.71%	5/1 Hybrid ARM	1-Yr. LIBOR
V	E-Loan	Alliance	$3,783,086	0.32%	6.68%	5/6 Hybrid ARM	6-Mo. LIBOR
VI	Cendant	Cendant	$28,704,432	2.46%	9.88%	7/1 Hybrid ARM	CMT/LIBOR
VI	Chevy	Chevy	$59,727,722	5.12%	20.55%	7/6 Hybrid ARM	6-Mo. LIBOR
VI	Countrywide*	Countrywide	$155,722,026	13.36%	53.59%	7/1 Hybrid ARM	1-Yr. LIBOR
VI	E-Loan	Alliance	$12,590,325	1.08%	4.33%	7/1 Hybrid ARM	CMT/LIBOR
VI	GMAC	GMAC	$2,099,867	0.18%	0.72%	7/1 Hybrid ARM	1-Yr. LIBOR
VI	Natcity	Natcity	$287,899	0.02%	0.10%	7/1 Hybrid ARM	1-Yr. LIBOR
VI	Wells Fargo	Wells Fargo	$31,461,001	2.70%	10.83%	7/1 Hybrid ARM	1-Yr. CMT
VII	Cendant	Cendant	$27,242,550	2.34%	53.87%	10/1 Hybrid ARM	CMT/LIBOR
VII	Chevy	Chevy	$7,929,330	0.68%	15.68%	10/6 Hybrid ARM	6-Mo. LIBOR
VII	Countrywide*	Countrywide	$1,000,000	0.09%	1.98%	10/1 Hybrid ARM	1-Yr. LIBOR
VII	GMAC	GMAC	$7,399,528	0.63%	14.63%	10/1 Hybrid ARM	1-Yr. LIBOR

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

MLG	Originator	Servicer	Principal Balance	% of Pool	% of Group	Loan Type	Index Type
VII	Wells Fargo	Wells Fargo	$6,995,962	0.60%	13.83%	10/1 Hybrid ARM	1-Yr. CMT
VIII	Cendant	Cendant	$15,591,794	1.34%	37.73%	10/1 Hybrid ARM	CMT/LIBOR
VIII	Chevy	Chevy	$25,318,196	2.17%	61.27%	10/6 Hybrid ARM	6-Mo. LIBOR
VIII	Wells Fargo	Wells Fargo	$410,045	0.04%	0.99%	10/1 Hybrid ARM	1-Yr. CMT
IX	Cendant	Cendant	$1,208,000	0.10%	0.57%	10/1 Hybrid ARM	CMT/LIBOR
IX	Chevy	Chevy	$856,564	0.07%	0.41%	10/6 Hybrid ARM	6-Mo. LIBOR
IX	Countrywide*	Countrywide	$208,097,116	17.85%	99.02%	10/1 Hybrid ARM	1-Yr. LIBOR

*The servicing fee on hybrid loans serviced by Countrywide with initial fixed rate periods of five, seven or ten years will be increased from 0.250% to 0.375% at the first rate adjustment date.

See the attached collateral descriptions for more information. NOTE: the information related to the Mortgage Loans described herein reflects information as of the September 1, 2003. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to an increase or decrease of up to 10% from amounts shown on the front cover hereof.**

Underwriting Standards: The Mortgage Loans were underwritten to the guidelines of the respective originator as more fully described in the prospectus supplement

Credit Enhancement: Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Class B Certificates are cross-collateralized and provide credit enhancement for the Class I-A, Class II-A, Class III-A, Class IV-A, Class IV-AM, Class V-A, Class VI-A, Class VII-A, Class VIII-A and Class IX–A Certificates. In addition the Class IV-AM Certificates provide additional credit enhancement for the Class IV-A Certificates

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

Cash-Flow Description:

Distributions on the Certificates will be made on the 25th day of each month (or next business day). The payments to the Certificates, to the extent of available funds, will be made according to the following priority:

Available Funds:

1. Payment of interest to the holders of the Class I-A, Class I-X, Class II-A, Class III-A, Class IV-A, Class IV-AM, Class V-A, Class V-X, Class VI-A, Class VII-A, Class VIII-A and Class IX-A Certificates at a rate equal to their respective Pass-Through Rates (as described on page 2 hereof);
2. Payment of principal to the holders of the Class I-A, Class II-A, Class III-A, Class IV-A, Class IV-AM, Class V-A, Class VI-A, Class VII-A, Class VIII-A, Class IX-A Certificates in an amount equal to their respective Group's Senior Optimal Principal Amount;
3. The Group IV Senior Optimal Principal Amount will be allocated between the Class IV-A and Class IV-AM as more fully described in the prospectus supplement;
4. Payment of interest and principal sequentially to the Class B Certificates in order of their numerical class designations, beginning with the Class B-1 Certificates, so that each such Class shall receive (a) the weighted average Net Mortgage Rate of the Mortgage Loans, and (b) such class' Allocable Share of the Subordinate Optimal Principal Amount.

Shifting Interest:

The Senior Certificates will be entitled to receive 100% of the prepayments on the Mortgage Loans up to and including September 2008. The Senior Prepayment Percentage can be reduced to the related Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the related Subordinate Percentage over the next five years provided that (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the related Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is equal to two times the initial Subordinate Percentage and (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed a) on or prior to September 2006, 20% or b) after September 2006, 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

Allocation of Losses: Realized Losses on the Mortgage Loans will be allocated to the most junior class of Certificates outstanding beginning with the Class B-6 Certificates, until the Certificate Principal Balance of each Subordinate Class has been reduced to zero. Thereafter, Realized Losses on the Group I Mortgage Loans will be allocated to the Class I-A Certificates, realized losses on the Group II Mortgage Loans will be allocated to the Class II-A Certificates, realized losses on the Group III Mortgage Loans will be allocated to the Class III-A Certificates, realized losses on the Group IV Mortgage Loans will be allocated first to the Class IV-AM Certificates, until zero, and then to the Class IV-A Certificates, realized losses on the Group V Certificates will be allocated to the Class V-A Certificates, realized losses on the Group VI Mortgage Loans will be allocated to the Class VI-A Certificates, realized losses on the Group VII Mortgage Loans will be allocated to the Class VII-A Certificates, realized losses on the Group VIII Mortgage Loans will be allocated to the Class VIII-A Certificates and realized losses on the Group IX Mortgage Loans will be allocated to the Class IX-A Certificates.

This information should be considered only after reading the Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative. The collateral information contained on the following pages is furnished as background information for your use in reviewing the computational materials which are attached hereto and are a part hereof. This collateral information will be superseded by the description of the collateral contained in the Prospectus Supplement.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

BSARM-0307

BSARM-0307 Class AA (I-A-1) <P>

Orig Bal 36,003,600 Fac 1.00000 Coup 3.820 Mat 04/25/33 Wac- 0.000(0.000) WAM- / (-22845)/ 0

1.0000 x 1-yr LIBOR + 2.0000 Cap 10.0000 @ 8.0000 Floor 2.0000 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Sep-2003 **Curve Type:** Treas Act **Curve Date:** 29-Sep-2003 Tranche: AA (I-A-1)

Price	0% CPP	15% CPP	25% CPP	40% CPP	50% CPP	prepay
						losses
	1.3600%	1.3600%	1.3600%	1.3600%	1.3600%	1Y_LIB
	1.2500%	1.2500%	1.2500%	1.2500%	1.2500%	1YR_TRES
	1.1800%	1.1800%	1.1800%	1.1800%	1.1800%	6M_LIB
	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	17.99	5.26	3.21	1.86	1.38	Avg. Life
	10/03	10/03	10/03	10/03	10/03*	1st Prin
	08/33	08/33	08/33	08/33	08/30*	Last Prin
99:31	3.54	3.61	3.64	3.65	3.64	Yield
	12.39	4.37	2.82	1.71	1.29	Duration
100: 3	3.53	3.58	3.60	3.58	3.54	Yield
	12.39	4.37	2.82	1.71	1.30	Duration
100: 7	3.52	3.55	3.55	3.51	3.45	Yield
	12.40	4.38	2.83	1.72	1.30	Duration
100:11	3.51	3.53	3.51	3.43	3.35	Yield
	12.41	4.38	2.83	1.72	1.30	Duration
100:15	3.50	3.50	3.46	3.36	3.26	Yield
	12.42	4.39	2.84	1.72	1.30	Duration
100:19	3.49	3.47	3.42	3.29	3.16	Yield
	12.42	4.39	2.84	1.72	1.31	Duration
100:23	3.48	3.44	3.38	3.22	3.07	Yield
	12.43	4.40	2.84	1.73	1.31	Duration

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

BSARM-0307

BSARM-0307 Class A2 (II-A-1) 5/1 {S&P:AAA Moody:Aaa } <P>

Orig Bal 127,843,400 Fac 1.00000 Coup 4.635 Mat 04/25/33 Wac- 0.000(0.000) WAM- / (-22845)/ 0

1.0000 x 1-yr LIBOR + 2.0210 Cap 9.6020 @ 7.5810 Floor 2.0210 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G02

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Sep-2003 **Curve Type:** Treas Act **Curve Date:** 29-Sep-2003 Tranche: A2 (II-A-1)

Price	0% CPP	15% CPP	25% CPP	40% CPP	50% CPP	prepay
						losses
	1.3600%	1.3600%	1.3600%	1.3600%	1.3600%	1Y_LIB
	1.2500%	1.2500%	1.2500%	1.2500%	1.2500%	1YR_TRES
	1.1800%	1.1800%	1.1800%	1.1800%	1.1800%	6M_LIB
	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	19.12	5.52	3.33	1.91	1.41	Avg. Life
	10/03	10/03	10/03	10/03	10/03	1st Prin
	08/33	08/33	08/33	08/33	12/30	Last Prin
99:25	3.81	4.22	4.40	4.54	4.58	Yield
	12.54	4.37	2.82	1.71	1.29	Duration
99:29	3.80	4.20	4.36	4.47	4.48	Yield
	12.54	4.38	2.83	1.72	1.30	Duration
100: 1	3.79	4.17	4.32	4.40	4.38	Yield
	12.55	4.38	2.83	1.72	1.30	Duration
100: 5	3.78	4.14	4.27	4.33	4.29	Yield
	12.56	4.39	2.84	1.72	1.30	Duration
100: 9	3.77	4.11	4.23	4.25	4.19	Yield
	12.57	4.40	2.84	1.72	1.30	Duration
100:13	3.76	4.08	4.18	4.18	4.10	Yield
	12.57	4.40	2.84	1.73	1.31	Duration
100:17	3.75	4.05	4.14	4.11	4.00	Yield
	12.58	4.41	2.85	1.73	1.31	Duration

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

BSARM-0307

BSARM-0307 Class A3 (III-A-1) 7/1 {S&P:AAA Moody:Aaa } <P>

Orig Bal 46,454,700 Fac 1.00000 Coup 4.938 Mat 04/25/33 Wac- 0.000(0.000) WAM- / (-22845)/ 0

1.0000 x 1-yr TRES + 2.1640 Cap 10.0190 @ 7.8550 Floor 2.1640 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G03

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Sep-2003 **Curve Type:** Treas Act **Curve Date:** 29-Sep-2003 Tranche: A3 (III-A-1)

Price	0% CPP	15% CPP	25% CPP	40% CPP	50% CPP	prepay
						losses
	1.3600%	1.3600%	1.3600%	1.3600%	1.3600%	1Y_LIB
	1.2500%	1.2500%	1.2500%	1.2500%	1.2500%	1YR_TRES
	1.1800%	1.1800%	1.1800%	1.1800%	1.1800%	6M_LIB
	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	19.02	5.46	3.29	1.89	1.40	Avg. Life
	10/03	10/03	10/03	10/03	10/03*	1st Prin
	06/33	06/33	06/33	06/33	11/30*	Last Prin
100: 2+	4.11	4.57	4.70	4.72	4.66	Yield
	11.96	4.25	2.77	1.69	1.28	Duration
100: 6+	4.10	4.54	4.65	4.64	4.57	Yield
	11.97	4.26	2.78	1.70	1.29	Duration
100:10+	4.09	4.51	4.61	4.57	4.47	Yield
	11.98	4.26	2.78	1.70	1.29	Duration
100:14+	4.08	4.48	4.57	4.50	4.37	Yield
	11.99	4.27	2.78	1.70	1.29	Duration
100:18+	4.07	4.46	4.52	4.42	4.28	Yield
	11.99	4.28	2.79	1.71	1.29	Duration
100:22+	4.06	4.43	4.48	4.35	4.18	Yield
	12.00	4.28	2.79	1.71	1.30	Duration
100:26+	4.05	4.40	4.43	4.28	4.09	Yield
	12.01	4.29	2.80	1.71	1.30	Duration

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

BSARM-0307

BSARM-0307 Class A4 (IV-A-1) 10/1 {S&P:AAA Moody:Aaa } <P>

Orig Bal 244,681,900 Fac 1.00000 Coup 5.000 Mat 04/25/33 Wac- 0.000(0.000) WAM- / (-22845)/ 0

1.0000 x 6-mo LIBOR + 1.9610 Cap 10.0560 @ 8.0950 Floor 1.9610 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G04

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Sep-2003 **Curve Type:** Treas Act **Curve Date:** 29-Sep-2003 Tranche: A4 (IV-A-1)

Price	0% CPP	15% CPP	25% CPP	40% CPP	50% CPP	prepay
						losses
	1.3600%	1.3600%	1.3600%	1.3600%	1.3600%	1Y_LIB
	1.2500%	1.2500%	1.2500%	1.2500%	1.2500%	1YR_TRES
	1.1800%	1.1800%	1.1800%	1.1800%	1.1800%	6M_LIB
	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	19.80	4.81	2.82	1.50	1.06	Avg. Life
	10/03	10/03	10/03	10/03	10/03	1st Prin
	09/33	09/33	09/33	09/33	06/30	Last Prin
99: 0	4.42	5.08	5.29	5.54	5.73	Yield
	11.93	3.72	2.36	1.35	0.98	Duration
99: 4	4.41	5.05	5.24	5.45	5.60	Yield
	11.93	3.72	2.37	1.35	0.98	Duration
99: 8	4.40	5.01	5.18	5.36	5.48	Yield
	11.94	3.73	2.37	1.36	0.98	Duration
99:12	4.39	4.98	5.13	5.26	5.35	Yield
	11.95	3.73	2.38	1.36	0.98	Duration
99:16	4.38	4.95	5.08	5.17	5.22	Yield
	11.96	3.74	2.38	1.36	0.99	Duration
99:20	4.37	4.91	5.03	5.08	5.09	Yield
	11.97	3.75	2.38	1.36	0.99	Duration
99:24	4.35	4.88	4.97	4.99	4.97	Yield
	11.97	3.75	2.39	1.37	0.99	Duration

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

BSARM-0307

BSARM-0307 Class AB (V-A-1) <P>

Orig Bal 54,818,000 Fac 1.00000 Coup 3.904 Mat 04/25/33 Wac- 0.000(0.000) WAM- / (-22845)/ 0

1.0000 x 1-yr LIBOR + 2.0000 Cap 10.0000 @ 8.0000 Floor 2.0000 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G05

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Sep-2003 **Curve Type:** Treas Act **Curve Date:** 29-Sep-2003 Tranche: AB (V-A-1)

Price	0% CPP	15% CPP	25% CPP	40% CPP	50% CPP	prepay
						losses
	1.3600%	1.3600%	1.3600%	1.3600%	1.3600%	1Y_LIB
	1.2500%	1.2500%	1.2500%	1.2500%	1.2500%	1YR_TRES
	1.1800%	1.1800%	1.1800%	1.1800%	1.1800%	6M_LIB
	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	18.03	5.27	3.21	1.86	1.38	Avg. Life
	10/03	10/03	10/03	10/03	10/03*	1st Prin
	08/33	08/33	08/33	08/33	04/31*	Last Prin
99:20	3.59	3.79	3.88	3.97	4.01	Yield
	12.30	4.32	2.79	1.70	1.29	Duration
99:24	3.58	3.76	3.83	3.90	3.92	Yield
	12.31	4.33	2.80	1.70	1.29	Duration
99:28	3.57	3.73	3.79	3.82	3.82	Yield
	12.31	4.33	2.80	1.70	1.29	Duration
100: 0	3.56	3.70	3.75	3.75	3.72	Yield
	12.32	4.34	2.81	1.71	1.29	Duration
100: 4	3.55	3.67	3.70	3.68	3.63	Yield
	12.33	4.34	2.81	1.71	1.29	Duration
100: 8	3.54	3.64	3.66	3.61	3.53	Yield
	12.34	4.35	2.82	1.71	1.30	Duration
100:12	3.53	3.61	3.61	3.53	3.43	Yield
	12.34	4.36	2.82	1.72	1.30	Duration

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

BSARM-0307

BSARM-0307 Class A6 (VI-A-1) 5/1 {S&P:AAA Moody:Aaa } <P>

Orig Bal 281,148,900 Fac 1.00000 Coup 4.823 Mat 04/25/33 Wac- 0.000(0.000) WAM- / (-22845)/ 0

1.0000 x 1-yr LIBOR + 2.0300 Cap 10.0440 @ 8.0140 Floor 2.0300 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G06

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Sep-2003 **Curve Type:** Treas Act **Curve Date:** 29-Sep-2003 Tranche: A6 (VI-A-1)

Price	0% CPP	15% CPP	25% CPP	40% CPP	50% CPP	prepay
						losses
	1.3600%	1.3600%	1.3600%	1.3600%	1.3600%	1Y_LIB
	1.2500%	1.2500%	1.2500%	1.2500%	1.2500%	1YR_TRES
	1.1800%	1.1800%	1.1800%	1.1800%	1.1800%	6M_LIB
	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	19.07	5.46	3.29	1.89	1.40	Avg. Life
	10/03	10/03	10/03	10/03	10/03*	1st Prin
	09/33	09/33	09/33	09/33	07/32*	Last Prin
99:11	4.06	4.64	4.86	5.04	5.12	Yield
	12.05	4.24	2.76	1.68	1.27	Duration
99:15	4.05	4.61	4.81	4.97	5.03	Yield
	12.06	4.25	2.76	1.69	1.28	Duration
99:19	4.04	4.58	4.77	4.89	4.93	Yield
	12.07	4.26	2.77	1.69	1.28	Duration
99:23	4.03	4.55	4.72	4.82	4.83	Yield
	12.08	4.26	2.77	1.69	1.28	Duration
99:27	4.02	4.52	4.68	4.74	4.73	Yield
	12.08	4.27	2.78	1.69	1.28	Duration
99:31	4.01	4.49	4.63	4.67	4.64	Yield
	12.09	4.27	2.78	1.70	1.28	Duration
100: 3	4.00	4.46	4.59	4.60	4.54	Yield
	12.10	4.28	2.78	1.70	1.29	Duration

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

BSARM-0307

BSARM-0307 Class A7 (VII-A-1) 7/1 CONF {S&P:AAA Moody:Aaa } <P>
Orig Bal 48,923,900 Fac 1.00000 Coup 4.907 Mat 04/25/33 Wac- 0.000(0.000) WAM- / (-22845)/ 0
1.0000 x 1-yr LIBOR + 1.9200 Cap 10.0740 @ 8.1540 Floor 1.9200 @ 0.0000
DIRECTED CASHFLOW FROM GROUP-G07

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Sep-2003 **Curve Type:** Treas Act **Curve Date:** 29-Sep-2003 Tranche: A7 (VII-A-1)

Price	0% CPP	15% CPP	25% CPP	40% CPP	50% CPP	prepay
						losses
	1.3600%	1.3600%	1.3600%	1.3600%	1.3600%	1Y_LIB
	1.2500%	1.2500%	1.2500%	1.2500%	1.2500%	1YR_TRES
	1.1800%	1.1800%	1.1800%	1.1800%	1.1800%	6M_LIB
	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	20.29	5.64	3.35	1.90	1.40	Avg. Life
	10/03	10/03	10/03	10/03	10/03*	1st Prin
	07/33	07/33	07/33	07/33	10/30*	Last Prin
98:12	4.33	5.07	5.37	5.72	5.98	Yield
	12.34	4.28	2.76	1.67	1.26	Duration
98:16	4.32	5.04	5.32	5.65	5.88	Yield
	12.34	4.29	2.77	1.68	1.26	Duration
98:20	4.31	5.01	5.28	5.57	5.78	Yield
	12.35	4.29	2.77	1.68	1.27	Duration
98:24	4.30	4.98	5.23	5.50	5.68	Yield
	12.36	4.30	2.78	1.68	1.27	Duration
98:28	4.29	4.96	5.19	5.42	5.58	Yield
	12.37	4.30	2.78	1.68	1.27	Duration
99: 0	4.28	4.93	5.14	5.35	5.48	Yield
	12.37	4.31	2.78	1.69	1.27	Duration
99: 4	4.27	4.90	5.10	5.27	5.38	Yield
	12.38	4.31	2.79	1.69	1.28	Duration

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

BSARM-0307

BSARM-0307 Class A8 (VIII-A-1) 10/1 {S&P:AAA Moody:Aaa } <P>

Orig Bal 39,977,100 Fac 1.00000 Coup 4.831 Mat 04/25/33 Wac- 0.000(0.000) WAM- / (-22845)/ 0

1.0000 x 1-yr LIBOR + 1.9780 Cap 9.9170 @ 7.9390 Floor 1.9780 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G08

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Sep-2003 **Curve Type:** Treas Act **Curve Date:** 29-Sep-2003 Tranche: A8 (VIII-A-1)

Price	0% CPP	15% CPP	25% CPP	40% CPP	50% CPP	prepay
						losses
	1.3600%	1.3600%	1.3600%	1.3600%	1.3600%	1Y_LIB
	1.2500%	1.2500%	1.2500%	1.2500%	1.2500%	1YR_TRES
	1.1800%	1.1800%	1.1800%	1.1800%	1.1800%	6M_LIB
	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	20.61	5.68	3.36	1.91	1.41	Avg. Life
	10/03	10/03	10/03	10/03	10/03	1st Prin
	08/33	08/33	08/33	07/33	07/29	Last Prin
96:30	4.32	5.33	5.82	6.53	7.07	Yield
	12.51	4.26	2.74	1.65	1.24	Duration
97: 2	4.31	5.30	5.77	6.45	6.97	Yield
	12.52	4.26	2.74	1.65	1.24	Duration
97: 6	4.30	5.27	5.72	6.37	6.87	Yield
	12.53	4.27	2.74	1.65	1.25	Duration
97:10	4.29	5.24	5.68	6.30	6.77	Yield
	12.53	4.27	2.75	1.66	1.25	Duration
97:14	4.28	5.21	5.63	6.22	6.66	Yield
	12.54	4.28	2.75	1.66	1.25	Duration
97:18	4.27	5.18	5.59	6.14	6.56	Yield
	12.55	4.28	2.76	1.66	1.25	Duration
97:22	4.26	5.15	5.54	6.06	6.46	Yield
	12.56	4.29	2.76	1.66	1.25	Duration

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

BSARM-0307

BSARM-0307 Class A9 (IX-A-1) {S&P:AAA Moody:Aaa } <P>

Orig Bal 203,331,400 Fac 1.00000 Coup 4.871 Mat 04/25/33 Wac- 0.000(0.000) WAM- / (-22845)/ 0

1.0000 x 1-yr LIBOR + 1.9990 Cap 9.8850 @ 7.8860 Floor 1.9990 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G09

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Sep-2003 **Curve Type:** Treas Act **Curve Date:** 29-Sep-2003 Tranche: A9 (IX-A-1)

Price	0% CPP	15% CPP	25% CPP	40% CPP	50% CPP	prepay
						losses
	1.3600%	1.3600%	1.3600%	1.3600%	1.3600%	1Y_LIB
	1.2500%	1.2500%	1.2500%	1.2500%	1.2500%	1YR_TRES
	1.1800%	1.1800%	1.1800%	1.1800%	1.1800%	6M_LIB
	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	19.69	5.51	3.30	1.89	1.40	Avg. Life
	10/03	10/03	10/03	10/03	10/03	1st Prin
	09/33	09/33	09/33	09/33	08/31	Last Prin
97:15	4.51	5.31	5.69	6.26	6.69	Yield
	11.88	4.17	2.70	1.64	1.24	Duration
97:19	4.50	5.27	5.64	6.18	6.59	Yield
	11.89	4.17	2.71	1.64	1.24	Duration
97:23	4.49	5.24	5.60	6.10	6.49	Yield
	11.90	4.18	2.71	1.65	1.24	Duration
97:27	4.48	5.21	5.55	6.02	6.38	Yield
	11.91	4.18	2.71	1.65	1.25	Duration
97:31	4.47	5.18	5.50	5.95	6.28	Yield
	11.91	4.19	2.72	1.65	1.25	Duration
98: 3	4.46	5.15	5.46	5.87	6.18	Yield
	11.92	4.20	2.72	1.65	1.25	Duration
98: 7	4.45	5.12	5.41	5.79	6.08	Yield
	11.93	4.20	2.73	1.66	1.25	Duration

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.

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